Filed pursuant to Rule 433

Registration Nos. 333-180410 and 333-180410-06

Free Writing Prospectus Dated June 11, 2012

PPL CAPITAL FUNDING, INC.

$400,000,000

4.20% SENIOR NOTES DUE 2022

Issuer:	PPL Capital Funding, Inc.

Guarantor:	PPL Corporation

Expected Credit Ratings* (Moody’s/S&P/Fitch):	Baa3/BBB-/BBB

Size:	$400,000,000

Trade Date:	June 11, 2012

Settlement Date:	June 14, 2012 (T+3)

Maturity Date:	June 15, 2022

Interest Payment Dates:	Semi-annually in arrears on June 15 and December 15, commencing on December 15, 2012

Coupon:	4.20%

Price to Public:	99.668%

Benchmark Treasury:	1.75% due May 15, 2022

Benchmark Treasury Yield:	1.591%

Spread to Benchmark Treasury:	+ 265 basis points

Yield to Maturity:	4.241%

Optional Redemption:	Prior to March 15, 2022, the notes will be redeemable, in whole at any time or in part from time to time, at a redemption price equal to the greater of 100% of the principal amount of the notes being redeemed or the sum of the present values of the remaining scheduled payments of principal and interest discounted on a semi-annual basis at the Adjusted Treasury Rate, plus 45 basis points, plus, in either of the above cases, accrued and unpaid interest to, but not including, the date of redemption. On or after March 15, 2022, the notes will be redeemable at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest on the principal amount being redeemed to, but not including, the date of redemption.

CUSIP / ISIN:	69352P AD5 / US69352PAD50

Joint Book-Running Managers:	BNP Paribas Securities Corp. Goldman, Sachs & Co. J.P. Morgan Securities LLC UBS Securities LLC

Co-Managers:	BNY Mellon Capital Markets, LLC KeyBanc Capital Markets Inc. Mitsubishi UFJ Securities (USA), Inc. Santander Investment Securities Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. at 1-800-854-5674, Goldman, Sachs & Co. at 1-866-471-2526, J.P. Morgan Securities Inc. at 1-212-834-4533 or UBS Securities LLC at 1-877-827-6444, ext. 561 3884.